May 1, 2013

Mr. Justin Dobbie Legal Branch Chief Division of Corporation Finance United States Securities and Exchange Commission 100 “F”. Street, N.E. Washington, DC 20549

Via EDGAR

Re:	Two Rivers Water & Farming Company
Preliminary Proxy Statement on Schedule 14A
File No. 000-51139

Dear Mr. Dobbie:

On behalf of Two Rivers Water & Farming Company, a Colorado corporation (the “Company”), we are pleased to submit this response to the oral comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) provided in a teleconference on May 1, 2013, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

For your convenience, we set forth each comment (each a “Comment”) from your letter in bold typeface and include the Company’s response below it.  Capitalized terms used and not defined herein have the respective meanings assigned to them in the Preliminary Proxy Statement.  All references to page numbers and captions correspond to the page numbers and captions in the Proxy Statement.

Effect on Authorized but Unissued Shares, page 28

1.           The Company will expand the disclosure in the definitive proxy statement under the caption “Effect on Authorized by Unissued Shares” to state that “the investor relations firm will be engaged to assist the Company in its effort to develop greater recognition and awareness in the public markets through a variety of means, including: the drafting and review of press releases, online content, business plans and presentation materials; community outreach efforts; the arrangement of “non-deal” road shows, and website development.”

General

2.           On behalf of the Company, I, Wayne Harding, Chief Financial Officer of the Company, hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.  If you have any further questions or comments, please contact me at (303) 222-1032.  My fax number is 303-845-9400.

Very truly yours,

/s/ Wayne Harding
Wayne Harding
Chief Financial Officer

Copies to:	Sonia Bednarowski

Securities and Exchange Commission

John R. McKowen
CEO and Chairman of the Board
Two Rivers Water & Farming Company